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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2016 (MM/DD/YY) AND ENDING 9/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Insurance Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Ollia **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James Insurance Group, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Raymond James Insurance Group, Inc., as of September 30, 2017, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

ASHELY L. CLINE
Notary Public - State of Florida
My Comm. Expires Nov 18, 2018
Commission # FF 177730
Bonded through National Notary Assn.

Marshall Ollia
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2017

SUMMARY OF CONTENTS



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Insurance Group, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Insurance Group, Inc. (the Company) as of September 30, 2017 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Insurance Group, Inc. as of September 30, 2017, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 21, 2017
Certified Public Accountants

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2017

Assets:		
Cash and cash equivalents	$	6,904,523
Income tax receivables		222,776
Prepaid expenses and other assets		314,125
Property and equipment, net		26,499
Deferred income taxes, net		329,406
Total assets	$	7,797,329
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	1,350,777
Accrued expenses and other liabilities		53,956
Payables to affiliates		395,564
Total liabilities		1,800,297
Stockholder's equity:		
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		5,362,984
Retained earnings		632,048
Total stockholder's equity		5,997,032
Total liabilities and stockholder's equity	$	7,797,329

See accompanying Notes to Statement of Financial Condition.

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
September 30, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Insurance Group, Inc. ("RJIG," "we," "our," "ours" or "us") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJIG is a general insurance agency representing a number of insurance companies, as well as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority, Inc. ("FINRA"). RJIG does not carry customer accounts and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of the Rule. RJIG provides product and marketing support for a broad range of insurance products, principally fixed and variable annuities, life insurance, disability insurance and long-term care coverage to the financial advisors of our affiliated broker-dealers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 7 for further information.

Deferred compensation plans

Certain employees participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such

investments, related to their obligations to perform under the deferred compensation plans. For other such plans, including the Long Term Incentive Plan ("LTIP"), RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes receivable reflected on the Statement of Financial Condition are due from RJF. Federal and state income taxes are computed under a tax sharing agreement with RJF, based on the separate return method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 5 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

We assign certain insurance and annuity product commission revenues directly to our affiliates. We collect such sums on their behalf as per the terms of the revenue assignment agreements which govern the sale of our insurance related products to their clients.

We participate with our Parent and affiliates in certain expense and tax sharing agreements. Based on the terms in these agreements, our allocations may not be inclusive of all economic benefits received from our Parent or affiliates.

At September 30, 2017, we have an income tax receivable of $222,776 which is due from our parent.

We have payables to affiliates of $395,564 at September 30, 2017. This payable amount is attributable to the related party transactions as well as a payable of $329,406 due to our parent for deferred income taxes. Other than the balances arising from deferred income taxes payable to the Parent, all other related party transactions that result in payables are settled monthly.

NOTE 4 – PROPERTY AND EQUIPMENT

	September 30, 2017
Leasehold improvements	$ 28,513
Furniture, fixtures, and equipment	140,877
	169,390
Less: Accumulated depreciation	(142,891)
Property and equipment, net	$ 26,499

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

	September 30, 2017
Deferred tax assets:	
Fixed assets	$ 87,376
Deferred compensation	176,183
Accrued expenses	65,847
Gross deferred tax asset, net	$ 329,406

No valuation allowance associated with our deferred tax asset is required at September 30, 2017, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, the ability to carry back losses against prior year consolidated taxable income and expectations of future taxable income.

At September 30, 2017, we did not have any liability for unrecognized tax benefits.

We recognize the accrual of interest and penalties related to income tax matters, if any, in interest expense and other expense, respectively.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2014 for federal tax returns and fiscal year 2013 for state and local tax returns. The various audits in process are expected to be completed in fiscal year 2018.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry in general and broker-dealers specifically, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. These reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions. We cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be.

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

NOTE 7 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJIG based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized

as compensation cost throughout the year. Benefits become fully vested after six years of qualified service, at age 65 or if a participant separates from service due to death or disability.

RJIG participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP contributions are approved annually by RJF's Board of Directors or a committee thereof.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJIG may grant options to select employees. These options are exercisable in the 36th to 84th months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date. There were no options granted to RJIG employees during the fiscal year ended September 30, 2017.

Restricted stock and restricted stock unit awards

Under RJF's Stock Incentive Plan we may grant restricted stock or restricted stock unit ("RSU") awards to certain RJIG employees. Under the plan, the awards are generally restricted for a three year period during which time the awards are forfeitable in the event of termination other than for death, disability or retirement.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client balances. At September 30, 2017, we had no aggregate debit items and, therefore, the minimum net capital of $250,000 is applicable. The following table presents our net capital position:

	September 30, 2017	
Net capital	$	5,433,632
Less: Required net capital		(250,000)
Excess net capital	$	5,183,632

NOTE 9 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 21, 2017. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER

880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863

LIFEWELLPLANNED.COM